UNITED STATES
SECURITES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

**Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934**

For the month of April 2002

TV Azteca, S.A. de C.V.
(Exact name of registrant)

Periférico Sur, No. 4121, Col. Fuentes del Pedregal, 14141 México D.F., México
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F [X] Form 40-F [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [ ] No [X]

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TV Azteca, S.A. de C.V.
(Registrant)

Date: April 30, 2002

By: ______________________
Name: Othón Frías
Title: Attorney-in-Fact

TV AZTECA SHAREHOLDERS APPROVE DIVIDEND PAYMENT

FOR IMMEDIATE RELEASE

Mexico City, Mexico; April 25, 2002. TV Azteca, S.A. de C.V. (NYSE:TZA; BMV: TVAZTCA), a leading producer of Spanish language television programming, announced that at its Annual Ordinary Meeting of Shareholders, held today at its corporate offices in Mexico City, the payment of a preferred dividend to the holders of Series D-A shares and Series D-L shares, was approved.

Shareholders approved an annual dividend of 0.01638 pesos per Ordinary Participation Certificate (CPO), payable on October 1, 2002. The dividend will total approximately Ps.36 million.

Funds will be available to holders of TV Azteca's American Depositary Shares (ADS) by October 11, 2002. Each ADS is comprised of sixteen CPOs.

Company Profile

TV Azteca is a leading producer of Spanish language television programming operating two national television networks, Azteca 13 and Azteca 7, through more than 300 owned-and-operated stations located throughout Mexico. TV Azteca also operates a national broadcast television network in El Salvador. TV Azteca affiliates include Azteca America Network, a new broadcast television network focused on the rapidly growing US Hispanic market, Unefon, a Mexican mobile telephony operator focused on the mass market, and Todito.com, an Internet portal for North American Spanish speakers.

Except for historical information, the matters discussed in this press release are forward-looking statements and are subject to certain risks and uncertainties that could cause actual results to differ materially from those projected. Risks that may affect TV Azteca are identified in its Form 20-F and other filings with the US Securities and Exchange Commission.

Investor Relations:

Bruno Rangel
Investor Relations
TV Azteca, S.A. de C.V.
5255 3099 9167
jrangelk@tvazteca.com.mx

Mona Walsh
The Dilenschneider Group
New York
212 922 0900
mwalsh@dgi-nyc.com

Media Relations:

Oscar M. Argüelles Dorantes
Director of Corporate Communications
TV Azteca, S.A. de C.V.
5255 3099 1313, ext. 1585